Mail Stop 3010

October 22, 2009

Mr. Jack E. Salmon
Chief Financial Officer and Treasurer
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

      Re: RAIT Financial Trust
             Form 10-K for the year ended December 31, 2008
             Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009
             File No. 1-14760

Dear Mr. Salmon:

      We have read your supplemental response letter dated October 2, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Performance Measures, page 61

1.   We note your response to our prior comment 1. Please tell us more specifically how you use "adjusted earnings" to evaluate the performance of your investment portfolios, including how this measure affects your decision-making process. In your response, discuss in detail why each adjusted item does not impact your current operating performance. For example:

- You state that the provision for losses is a non-cash event and, ultimately, it is an estimate that may or may not be realized in the future. Since the provision for losses reflects your estimate of current and future performance of the related assets, please explain why the adjustment both would not and should not affect your evaluation of performance and results.

- We would expect that the change in fair value of financial instruments would impact your evaluation of the current operating performance of the related assets. Please tell us how you evaluate the performance of your investments in securities and security-related receivables.

- For purposes of evaluating operating performance, your statement that you have excluded asset impairments because these charges may reverse in the future does not appear to be consistent with your conclusion that the reduction in the value of the related assets is other than temporary. Please address these two statements in your response.

2. In addition, your disclosure that "adjusted earnings" is used as a measure of your dividend paying ability and the inclusion of significant adjustments for non-cash items indicate that the measure is used as a liquidity measure, rather than or in addition to a performance measure. Accordingly, tell us what consideration you gave to reconciling "adjusted earnings" to the most directly comparable GAAP liquidity measure. Furthermore, explain to us how this measure does not violate the prohibitions related to Non-GAAP liquidity measures in paragraph 10(e)(1)(ii)(A) of Regulation S-K. Please provide us with your proposed revised disclosures, if applicable.

<u>Contractual Commitments, page 84</u>

3. We note your response to our prior comment 2. In future filings, please also provide a textual discussion of your interest commitments under your interest-bearing debt below the table. The discussion should quantify the interest payments using the same time frames stipulated in the table and should include appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Item 8. Financial Statements and Supplementary Data, page 87

Consolidated Statements of Operations, page 91

4.   We note your response to our prior comment 3. Please tell us how you determined it was appropriate to classify "change in fair value of financial instruments" and "asset impairments" as other expenses rather than within total expenses, as it appears that these line items relate to investment activities you classify as revenues.

Notes to Consolidated Financial Statements, page 95

Note 2.g. Allowance for Losses, page 98

5.   Your statement in your response to our prior comment 4 that you do not maintain general, or unallocated, reserves on commercial and mezzanine loans since you evaluate the adequacy of the allowance for losses on an individual loan basis does not appear to be in accordance with the provisions of EITF Topic D-80. Please clarify how you complied with EITF Topic D-80, which states that SFAS No. 5 may apply to loans that are initially evaluated under SFAS No. 114 but are not individually considered impaired. Refer to Question 10 of Exhibit D-80A of EITF Topic D-80.

Note 3. Investment in Loans, page 106

6.   We note your response to our prior comment 6. Your proposed disclosures show $258,455 of loans that meet the definition of an impaired loan in paragraph 8 of SFAS No. 114 as of December 31, 2008. Please tell us how this amount reconciles with your disclosure in the 2008 10-K of $186,040 of commercial mortgages and mezzanine loans on non-accrual status, which appear to be included in the $205,547 of delinquent loans, as of December 31, 2008. Also tell us, and disclose in future filings, how you define "non-accrual status."

7.   Please tell us how you have complied with the disclosure requirements of paragraph 20(c) of SFAS No. 114.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant